FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities Exchange Act of 1934

For March 12, 2004

Pan American Silver Corp.

1500 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Documents Included as Part of this Report

No.

Document

1.

Audited Financial Statements for the fiscal period ending December 31, 2003.

2.

Management Discussion & Analysis dated February 24, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: March 12, 2004

By:

    (signed) Gordon Jang

Gordon Jang,

Controller & Secretary

Audited Financial Statements for the fiscal period ending December 31, 2003.

Auditors’ Report

To the Shareholders of

Pan American Silver Corp.

We have audited of the consolidated balance sheets of Pan American Silver Corp. (the “Company”) as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

February 24, 2004

Comments by Auditor for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements such as the changes described in Note 3.  Our report to the shareholders dated February 24, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when a change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

February 24, 2004

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31,
(in thousands of US dollars)
	2003	2002

		(Note 3)

Assets
Current
Cash and cash equivalents	$14,191	$10,185
Short-term investments	74,938	13
Accounts receivable, net of $nil provision for doubtful accounts	7,545	4,598
Inventories (Note 5)	6,612	4,637
Prepaid expenses	1,289	3,197

Total Current Assets	104,575	22,630
Mineral property, plant and equipment (Note 6)	83,574	67,426
Investment and non-producing properties (Note 7)	83,873	4,193
Direct smelting ore (Note 5)	3,901	4,303
Other assets (Note 8)	3,960	4,393

Total Assets	$279,883	$102,945

Liabilities
Current
Operating line of credit	$-	$125
Accounts payable and accrued liabilities (Note 9)	10,525	15,227
Advances for metal shipments	4,536	2,158
Current portion of bank loans and capital lease (Note 10)	2,639	1,638
Current portion of non-current liabilities (Note 9)	4,948	1,083

Total Current Liabilities	22,648	20,231
Deferred revenue (Note 8)	865	923
Bank loans and capital lease (Note 10)	10,803	3,942
Liability component of convertible debentures (Note 11)	19,116	-
Provision for asset retirement obligation and reclamation (Note 3)	21,192	20,950
Provision for future income tax (Notes 4 and 17)	19,035	-
Severance indemnities and commitments (Note 16)	2,126	1,407

Total Liabilities	95,785	47,453

Shareholders’ Equity
Share capital (Note 12)
Authorized: 100,000,000 common shares of no par value
Issued:
December 31, 2002 – 43,883,454 shares
December 31, 2003 – 53,009,851 shares	225,154	161,108
Equity component of convertible debentures (Note 11)	66,735	-
Additional paid in capital	12,752	1,327
Deficit	(120,543)	(106,943)

Total Shareholders’ Equity	184,098	55,492

Total Liabilities and Shareholders’ Equity	$279,883	$102,945

APPROVED BY THE BOARD
Signed Ross J. Beaty Ross J. Beaty, Director	Signed Geoff A. Burns Geoff A. Burns, Director

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

For the years ended December 31, 2003, 2002 and 2001

(in thousands of US dollars, except for shares and per share amounts)

	2003	2002	2001

		(Note 3)
Revenue	$45,122	$45,093	$37,296

Expenses
Operating	39,778	43,161	40,591
General and administration	2,732	1,698	1,885
Stock-based compensation	2,893	319	253
Depreciation and amortization	3,325	4,872	4,312
Reclamation	303	860	620
Exploration	2,543	1,206	892
Interest expense (Notes 10 and 11)	1,156	988	783
Write-down of mineral properties (Note 6)	-	27,218	-
Gain on sale of land	-	-	(3,500)

	52,730	80,322	45,836

Loss from operations	(7,608)	(35,229)	(8,540)
Interest income	403	269	236
Other income (Note 15)	411	983	227

Net loss for the year	$(6,794)	$(33,977)	$(8,077)

Basic and fully diluted loss per share (Note 2(k))	($0.20)	($0.81)	($0.22)

Weighted average shares outstanding	51,058,212	41,849,413	36,162,815

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2003, 2002 and 2001

(in thousands of US dollars, except for shares)

				Additional
	Common shares		Convertible	Paid In
	Shares	Amount	Debentures	Capital	Deficit	Total
						(Note 3)

Balance, December 31, 2000	34,381,234	$121,302	$-	$1,131	$(64,889)	$57,544
Exercise of stock options	247,000	789	-	-	-	789
Shares issued for cash, net of share
Issue costs	3,000,000	8,632	-	-	-	8,632
Fair value of warrants granted	-	-	-	27	-	27
Other	-	-	-	(38)	-	(38)
Net loss for the year	-	-	-	-	(8,077)	(8,077)

Balance, December 31, 2001	37,628,234	130,723	-	1,120	(72,966)	58,877
Stock-based compensation	-	-	-	319	-	319
Exercise of stock options	1,445,400	6,186	-	(84)	-	6,102
Shares issued for cash, net of share
Issue costs (Note 12c(i))	3,450,000	15,599	-	-	-	15,599
Issued on acquisition of Manantial Espejo
(Notes 7 and 12c(ii))	231,511	1,250	-	-	-	1,250
Issued on acquisition of royalty	390,117	3,000	-	-	-	3,000
Issued as compensation (Note 12c(v))	69,000	253	-	-	-	253
Issued on purchase of silver stockpiles (Note 5)	636,942	4,000	-	-	-	4,000
Exercise of share purchase warrants	32,250	97	-	-	-	97
Other	-	-	-	(28)	-	(28)
Net loss for the year	-	-	-	-	(33,977)	(33,977)

Balance, December 31, 2002	43,883,454	161,108	-	1,327	(106,943)	55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Issued on acquisition of Corner Bay
Silver Inc. (Note 4)	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted (Note 4)	-	-	-	1,136	-	1,136
Fair value of share purchase warrants (Note 4)	-	-	-	8,889	-	8,889
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issue of convertible debentures (Note 11)	-	-	63,201	-	-	63,201
Convertible debentures issue costs (Note 11)	-	-	-	-	(3,272)	(3,272)
Issued as compensation (Note 12b(ii))	3,293	22	-	-	-	22
Accretion to convertible debentures (Note 11)	-	-	3,534	-	(3,534)	-
Net loss for the year	-	-	-	-	(6,794)	(6,794)

Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002, 2001
(in thousands of US dollars)

	2003	2002	2001
Operating activities
Sales proceeds	$44,822	$44,015	$38,176
Hedging activities	(92)	960	40
Interest paid	(561)	(988)	(783)
Other income and expenses	497	926	96
Products and services purchased	(44,960)	(42,533)	(36,759)
Exploration	(1,383)	(1,102)	(892)
General and administration	(2,149)	(2,020)	(1,964)
	(3,826)	(742)	(2,086)

Financing activities
Proceeds of bank loans and capital lease	9,500	420	-
Repayments of bank loans and capital leases	(1,764)	(3,745)	(5,044)
Proceeds from convertible debentures	86,250	-	-
Convertible debentures issue costs	(3,272)	-	-
Shares issued for cash	8,350	22,821	9,789
Share issue costs	-	(962)	(340)
	99,064	18,534	4,405

Investing activities
Mineral property, plant and equipment expenditures	(17,513)	(9,780)	(6,683)
Investment and non-producing property expenditures	(1,383)	(1,158)	(24)
Acquisition of cash of subsidiary (Note 4)	2,393	-	-
Sales (purchases) of short-term investments	(74,607)	-	256
Other	(122)	-	(81)
	(91,232)	(10,938)	(6,532)
Increase (decrease) in cash and cash equivalents for the year	4,006	6,854	(4,213)
Cash and cash equivalents at beginning of year	10,185	3,331	7,544
Cash and cash equivalents at end of year	$14,191	$10,185	$3,331

Supplemental Cash Flow Information (Note 14(b))

See accompanying notes to consolidated financial statements

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

1.

NATURE OF OPERATIONS

Pan American Silver Corp., its subsidiaries and joint ventures (the “Company”) are engaged in silver mining and related activities, including exploration, extraction, processing and reclamation.  Silver, the primary product, is produced in Mexico and Peru with exploration and project development activities in Argentina, Peru, Mexico and Bolivia.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant differences from United States generally accepted accounting principles are disclosed in Note 18.

a)

Basis of presentation

These consolidated financial statements are expressed in United States dollars and include the accounts of the Company and its subsidiaries.  All intercompany transactions and balances have been eliminated.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

b)

Revenue recognition

Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate have passed and collection is reasonably assured.  Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue are recorded in the period of final settlement of prices, weights and assays; such adjustments have not historically been material in relation to the initial invoice amounts.

c)

Inventories

Metals and concentrate inventories are stated at the lower of cost and net realizable value determined by using the first-in, first-out method.  Metals, concentrate and direct smelting ore inventories are carried at the lower of average cost and replacement cost.  Acquisition cost of direct smelting ore is charged to operations on a per tonne of ore sold basis (Note 5).

d)

Mineral property, plant and equipment

i)

Mineral properties

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures and any interest thereon are deferred.  Once in production such costs are amortized on a units-of-production basis over a property’s ore reserves.  Exploration costs are charged to operations.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60% of design capacity or one year after substantial completion of construction activities.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 2

i)

Mineral property, plant and equipment, including costs associated with properties under development, are carried at cost less depreciation and depletion.  Maintenance, repairs and renewals are charged to operations.  Betterments are capitalized.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Depreciation is calculated on a straight-line basis over the lesser of an asset’s estimated useful life ranging from five to twenty years and the life of the mineral property to which it relates.

The carrying value of mineral properties and any related plant and equipment are reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows.  Any resulting write downs to net recoverable value are charged to operations.  Deferred costs relating to abandoned properties are written off.

e)

Reclamation costs (Note 3(b))

All mining operations are subject to reclamation and closure requirements.  Minimum standards for mine reclamation have been established by various governmental agencies as a result of past activities.  In such circumstances, the liability and related asset retirement costs are recognized when the obligation is first imposed.

The Company has recorded the present value of estimated future asset retirement obligation and reclamation with a corresponding increase to the carrying amount of the related asset.  The carrying value will be amortized over the life of the related assets on a unit-of production basis and the related liabilities are accreted to the original value estimate.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affects the ultimate cost of remediation and reclamation.  Such charges will be reflected in the accounts of the Company as they arise.

a)

Foreign currency translation

The Company’s functional currency is the US dollar.  The accounts of subsidiaries, not reporting in U.S. dollars, which are integrated operations are translated into U.S. dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year-end exchange rate.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of mineral property, plant and equipment which are translated at the same rates as the assets to which they relate.  Exchange gains and losses are included in operating results.

b)

Derivative financial instruments

The Company, from time to time, uses forward sales agreements for the purpose of managing the price of anticipated metal sales.  These instruments are accounted for as a hedge of anticipated transactions and are not recorded on the balance sheet of the Company.  Gains and losses from these contracts are recorded as an adjustment of revenue in the period that related production is delivered.

If the Company enters into contracts that do not meet the requirement for hedge accounting, the contracts are mark-to-market and any gains or losses are included in the statement of operations.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 3

h)

Cash and cash equivalents

Cash and cash equivalents include cash or highly liquid, fixed income securities or term deposits with an average current yield of 1.10% (2002 – 1.25%) and an average term to maturity, at the date of purchase, of one month.

a)

Short-term investments

Management determines the appropriate classifications of its investment in debt and equity securities at the time of purchase.  Equity securities are carried at the lower of cost and market value.  Debt securities are classified as available for sale and are marked to market at each period end.  Debt securities include corporate bonds with S&P rating of A- to AAA with an overall average of single A high.

j)

Stock option plan (Note 3(a))

The Company provides options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to ten years, vesting period of up to five years and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options are granted.

k)

Loss per share

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings per share.  For settlements in common shares the if-converted method should be used, which requires that returns on convertible senior equity instruments and income charges applicable to convertible financial liabilities be added back to net loss, net loss be adjusted for any non-discretionary changes that would arise from the assumed conversion, and that the convertible securities are assumed to be converted at the beginning of the period (or at time of issuance, if later).

Potentially dilutive securities totaling 15,346,740 shares (2002 - 1,802,470; 2001 - 3,714,660) have been excluded from the calculation, as their effect would be anti-dilutive.

The following table presents the adjustments to net loss to arrive at net loss available to common shareholders in computing basic loss per share.

	2003	2002	2001

Net loss for the year	$(6,794)	$(33,977)	$(8,077)
Add:
Accretion of convertible, unsecured senior subordinated
debentures	(3,534)	-	-
Adjusted net loss for purposes of determining basic
loss per share	$(10,328)	$(33,977)	$(8,077)
Loss per share	($0.20)	($0.81)	($0.22)

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 4

a)

Convertible debt instruments

The equity and liability components of convertible debt instruments are presented separately in accordance with their substance.  The liability component is accreted by way of charge to earnings with a corresponding credit to the liability and interest payments are applied against the accrued liability.  Accretion of the equity component is recorded as a direct charge to deficit.  Financing costs related to the placement of the convertible debt are charged to deficit.

1.

CHANGE IN ACCOUNTING POLICIES

a)

During 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, “Stock-based Compensation and Other Stock-based Payments”.  As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002.  Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

The following pro forma information presents the net loss and the basic loss per common share had CICA 3870 been applied retroactively to 2001.

Net loss for the year	$(8,077)
Stock-based compensation	(1,369)

Pro forma net loss for the year	$(9,446)

Pro forma basic loss per share	$(0.26)

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $2,871,000 and $319,000 for the years ended December 31, 2003 and 2002, respectively, for stock options granted to employees and directors.  These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58% (2002 – 67.5%), weighted average expected life of 3.5 years, weighted average annual risk free rate of 4.03% (2002 – 4.16%).  The option valuation produced by the model is $2.74 (2002 - $4.75).

b)

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets.  The Company adopted CICA 3110 “Asset Retirement Obligations” whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount.  The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 5

The following table summarizes the effect to our asset retirement obligations:

Balance, December 31, 2001 (as previously reported)	$2,112
Effect of change in accounting policy	7,978
Provision for Quiruvilca closure	10,000

Balance, December 31, 2001 (as restated)	20,090
Additions during the year	860

Balance, December 31, 2002	20,950
Additions during the year	303
Expenditures during the year	(61)

Balance, December 31, 2003	$21,192

The Company has estimated that the total obligations associated with the retirement of the Quiruvilca, Huaron and La Colorada mines at December 31, 2003 were $26,531,000.  The $21,192,000 fair value of these obligations was determined using a 5% discount rate and expected payment of obligations over ten years.

This change was applied retroactively with restatement to 2001.  The impact of the change was to increase the provision for assets retirement obligation and reclamation by $7,978,000 and increase the carrying value of the Huaron mine by $7,031,000 and the La Colorada mine by $947,000.  The change in accounting policy did not have a significant impact on reported results of operations in any year presented.

2.

 BUSINESS ACQUISITION

On February 20, 2003, the Company acquired a 100% interest in Corner Bay Silver Inc. (“Corner Bay”).  The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company ( “Pan American shares”), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the “Pan American warrants”) to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay.  The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30.  The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant.  The Pan American warrants were valued using an option pricing model assuming a weighted average volatility of the Company’s share price of 35% and a weighted average annual risk free rate of 4.16%.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,847 stock options to purchase common shares of the Company.  These options replaced 960,000 fully vested stock options held by employees and shareholders of Corner Bay.  The value of the stock options granted was determined to be $1,136,000.

The acquisition has been accounted for using the purchase method, which results in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 6

As at
February 20,
2003

Fair value of net assets acquired
Current assets (including cash of $2,393)	$2,512
Equipment	2,500
Mineral properties	79,008
Other assets	29

84,049
Less:
Current liabilities	(104)
Provision for future income tax liability	(19,035)

$64,910

Consideration paid	$64,228
Add: Costs of acquisition	682

$64,910

The purchase consideration of $64,228,000 for 100% of Corner Bay exceeds the carrying value of the net assets acquired by $54,108,000, which has been applied to increase the carrying value of the mineral properties. The excess amount did not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values.  The resulting estimated future income tax liability associated with this temporary difference of $19,035,000 was also applied to increase the carrying value of the mineral properties.

The following table presents the unaudited pro forma results of operations for information purposes assuming that the Company had acquired Corner Bay at the beginning of 2003:

Revenue

$

45,122

                                    Net loss                                                                           (7,079)

Basic and diluted loss per share                                $

(0.20)

3.

INVENTORIES

Inventories consist of:
	2003	2002
Concentrate inventory	$4,474	$3,128
Direct smelting ore	4,350	4,753
Dore inventory	217	-
Materials and supplies	1,472	1,059
	10,513	8,940
Long-term portion of direct smelting ore	(3,901)	(4,303)
	$6,612	$4,637

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 7

Under an agreement entered into on November 8, 2002 with Volcan, the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpile to a nearby smelter.  The consideration paid was 636,942 common shares with a value of $4,000,000, the return to Volcan of 1,800,000 Volcan “B” shares, carried in the Company’s accounts at $500,000 and a one-third production bonus after the Company recovers $4,500,000, operating costs, deemed taxes and interest on the acquisition cost.  In addition, the Company guaranteed that Volcan would receive a minimum $4,000,000 from the sale of the Company’s common shares.

Pursuant to this guarantee the Company made a $317,000 cash payment to Volcan.

Under a second agreement with Volcan, the Company has the option to acquire a 60% interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending November 8, 2005. In the twelve-months following this three-year period, the Company may increase its interest to 100% by paying Volcan $3,000,000 and granting Volcan a 7% royalty on commercial production from the stockpiles.  As at December 31, 2003, the Company has not made any payments pursuant to this agreement.

6.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	La Colorada	Quiruvilca	Huaron	Other	2003	2002

Mineral Property	$4,153	$ -	$1	$-	$4,154	$4,154
Plant and equipment	10,332	15,410	14,417	2,567	42,726	36,412
Mine development	25,009	8,097	9,907	-	43,013	59,053
Other	6,883	1,949	22,913	594	32,339	527
	46,378	25,456	47,238	3,161	122,232	100,146
Accumulated amortization and write-downs	(1,473)	(25,456)	(11,226)	(503)	(38,658)	(32,720)

	$44,904	$ -	$36,012	$2,658	$83,574	$67,426

Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from five to twenty years or estimated ore reserves. Mine development is amortized over estimated ore reserves.

On October 23, 2003, the Company purchased an existing 3% net smelter royalty on its Huaron silver mine for cash consideration of $2,500,000.

On May 23, 2002, the Company purchased an existing 5% net smelter return royalty over the La Colorada mine.  The purchase price was 390,117 common shares of the Company valued at $3,000,000.

In 2002, the Company wrote-down its investment in the Quiruvilca mine by $25,129,000.  This decision was reached after an evaluation of the likelihood of recovering the carrying value of Quiruvilca in light of the mine’s recent and expected operating and financial performance.  The amount of the write down for the year ended December 31, 2002 was $27,218,000, including a $1,807,000 write-down of the mine’s materials and supplies inventory and $282,000 of current capital asset expenditures.  As at December 31, 2003, the balance of Quiruvilca’s future reclamation costs account was $12,227,000.  The Company continues to operate the mine.

During the fourth quarter 2003, the Company completed its expansion program at the La Colorada mine in Mexico at a total cost of $20,693,000.  During 2003 the Company spent $11,365,000 (2002 - $7,143,000) on project expansion and $924,000 (2002 - $1,261,000) on capitalized pre-operating costs.  Commercial production for accounting purposes commenced on January 1, 2004.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 8

7. INVESTMENT AND NON-PRODUCING PROPERTIES

	2003	2002
Investment properties
Waterloo, USA.	$1,000	$1,000
Tres Cruces, San Vicente and others	785	785
	1,785	1,785
Non-producing properties
Manantial Espejo, Argentina	2,012	2,012
Alamo Dorado, Mexico	80,076	396
	82,088	2,408
	$83,873	$4,193

Waterloo, USA

In 1994, the Company acquired a 100% interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California.

Tres Cruces, Peru

On May 22, 2002, the Company entered into an agreement granting New Oroperu Resources Inc. (“Oroperu”) an option to acquire a 100% interest in the Tres Cruces gold property in northern Peru, which is currently held 50% by the Company and 50% by Oroperu.  In consideration for this option, Oroperu issued 500,000 of its common shares to the Company, which was valued at $1,000.  These shares were sold in 2003 for a realized gain of $322,000.

On October 29, 2003, the Company entered into an agreement with Oroperu to sell its 50% interest in the Tres Cruces property.  This sale, which is subject to Oroperu shareholders’ approval, is expected to be completed in early 2004.  Oroperu will issue 3.5 million of its common shares to the Company and grant a 1.5% net smelter return royalty on the property.

Alamo Dorado, Mexico (Note 4)

On February 20, 2003, the Company acquired a 100% interest in the Alamo Dorado silver-gold deposit located in the State of Sonora, Mexico.

Manantial Espejo, Argentina

On March 4, 2002, the Company acquired a 50% interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources Ltd., which holds the other 50%.  The purchase price was 231,511 common shares of the Company valued at $1,250,000, cash of $662,433 and a further cash payment of $100,000 to eliminate a 1.2% NSR royalty on the property.  All acquisition costs have been capitalized while exploration costs have been charged to operations.

On November 8, 2002, the Company acquired from Barrick Exploraciones Argentine S.A. a 3% NSR royalty over the Manantial Espejo property in exchange for certain of Quiruvilca’s mineral concessions.  In December 2002, the Company sold 50% of this royalty to Silver Standard Resources Ltd. and recorded a gain of $300,000.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)   Page 9

At December 31, 2003 the Company’s share of the net liabilities of the joint venture was $260,000.  During the year the joint venture expended approximately $1,900,000 on exploration activities which was funded by the joint venture partners (approximately $700,000 each) and by an increase in accounts payable.

San Vicente, Bolivia

On December 1, 2001, the Company and Comibol entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes during the life of the contract.  The Company will receive the greater of $13,000 per month, a 4% net smelter return royalty or depending on metal prices, 20% - 30% of net cash flow.  During 2003 EMUSA continued with small scale operations until expiry of the contract and contributed a total of $422,000 (2002 - $170,000) in cash to the Company.

On November 10, 2003, the Company entered into a separate agreement with EMUSA giving EMUSA the right to earn a 49% interest in the Company’s Bolivian subsidiary, Pan American Silver (Bolivia) S.A..  EMUSA can earn its share by financing the next $2,500,000 in project expenses, including a feasibility study.  For the year ended December 31, 2003 the Company received from EMUSA $154,000 in cash, as part of its earn-in interest.

8.

   OTHER ASSETS

Other assets consist of:

	2003	2002
Prepaid taxes	$ 2,441	$ 3,000
Long-term receivable	1,414	1,319
Reclamation bond	105	74
	$ 3,960	$ 4,393

The Company has $2,441,000 of prepaid IGV taxes which is collectible as a portion of future metal sales.

Long-term receivable consists of $1,133,000 remaining on future power credits receivable as partial consideration from the sale of Huaron land in 2001 and $458,000 in various tax and interest payments collectible over a ten-year period.  The current portion of these long-term receivables of $176,000 (2002 - $580,000) is reflected in current assets.

At December 31, 2003 the Company had recorded deferred revenue of $959,000 (2002 - $1,053,000) arising from the transactions relating to the long term receivable.  The Company will receive the benefits as future power credits over a five-year period at the Huaron mine of which $94,000 (2002 - $130,000) is current and is reflected in current liabilities.

9.

   CURRENT LIABILTIES

Accounts payable and accrued liabilities consist of:
	2003	2002
Trade accounts payable	$8,781	$13,528
Payroll and related benefits	1,203	1,242
Sales taxes	451	237
Other	90	220
	$10,525	$15,227

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page10

Current portion of non-current liabilities consists of:
	2003	2002
Convertible debentures liability (Note 11)	$4,528	$-
Severance indemnities and commitments (Note 16)	420	1,083
	$4,948	$1,083

10. BANK LOANS AND CAPITAL LEASE

Bank loans consist of:
	2003	2002
Huaron pre-production loan facility	$3,521	$5,416
La Colorada IFC project loan	9,500	-
	13,021	5,146
Current portion	(2,625)	(1,625)
	10,396	3,521

Capital lease consists of:

Capital lease	421	434
Current portion	(14)	(13)
	407	421
	$10,803	$3,942

The Huaron loan bears interest at 6 month LIBOR plus 3.00% and is repayable in monthly installments of $135,000 until February 2006.  Certain of Huaron’s assets have been pledged as security for this loan.

The IFC project loan bears interest at 6-month LIBOR plus 3.50% until certain technical and financial tests are achieved and 6-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000, commencing November 15, 2004 until May 15, 2009.  In addition, the loan is subject to an additional fee (the “Fee”) equal to 20% multiplied by the average silver price for the previous calendar year less $4.75, multiplied by the annual production from the La Colorada mine and multiplied by the scheduled loan balance at the end of the year divided by $9,500,000. The Fee is capped such that the internal rate of return to the IFC does not exceed 13.5%.  As at December 31, 2003, the Company has accrued $29,000 for the Fee. The Company’s interest in its wholly-owned subsidiary, Plata Panamericana S.A. de C.V. (“Plata”) and substantially all of the assets of Plata have been pledged as security for the Loan.  The Company has guaranteed the Loan repayments on behalf of Plata until the expanded La Colorada mine achieves certain production and financial performance targets.

During 2003 the Company paid or had accrued $334,500 to the IFC for interest and financing costs of which $89,500 was reflected in accounts payable and accrued liabilities as at December 31, 2003.  These costs have been capitalized as part of pre-operating costs.

The Company entered into a capital lease for the purchase of mining equipment for the La Colorada project.  The capital lease bears interest at 6% per annum, payable in semi-annual payments over 5 years.

Details of principal repayments of the bank loans and capital lease are due as follows:

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page11

Year

Amount Due

2004

$

2,639,300

2005

3,752,500

2006

2,406,200

2007

2,143,500

2008

2,000,000

2009

500,000

11.

CONVERTIBLE DEBENTURES

On July 30, 2003, the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the “Debentures”), which mature on July 31, 2009.  The Debentures bear interest at a rate of 5.25% per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004.  The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash.

The Debentures are convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the “Conversion Price”).  The Company may not redeem the Debentures prior to July 31, 2006.  After July 31, 2006, the Company may redeem the Debentures provided that the Company’s common shares trade at 125% or more of the Conversion Price.  Since redemption can be made either by cash or by common shares at the option of the Company, the Debentures are classified as a compound financial instrument for accounting purposes.

The value of the Debentures is comprised of a $35,357,000 fair value of the Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder’s option to convert the principal balance into common shares.  These components have been measured at their respective fair values on the date the Debentures were issued.  The $23,049,000 fair value of the future interest payments is classified as a liability and the $63,201,000 fair value of the Debentures and the conversion option have been classified in shareholders’ equity.  Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value. The periodic accretion of the Debentures is charged to deficit and the periodic accretion of the future interest payments is charged to operations.  For the year ended December 31, 2003, the Company recorded accretion of $3,534,000 related to the Debentures and $595,000 accretion expense was charged to operations with a credit to the liability component of the Debentures.

The Company incurred $3,273,000 of debt issue expenses, which were charged to deficit.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page12

12. SHARE CAPITAL

a) Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive		Share Purchase
	Stock Option Plan		Warrants
	Shares	Price	Shares	Price	Total Shares
Outstanding, December 31, 2000	2,632,300	$4.72	2,587,110	$5.37	5,219,410
Year ended December 31, 2001
Granted	790,000	$3.14	32,250	$3.00	822,250
Exercised	(247,000)	$3.14	-	-	(247,000)
Expired	-	-	(1,950,000)	$5.65	(1,950,000)
Cancelled	(130,000)	$3.14-$5.81	-	-	(130,000)

Outstanding, December 31, 2001	3,045,300	$4.27	669,360	$3.26	3,714,660
Year ended December 31, 2002
Granted	103,360	$5.39-$6.12	-	-	103,360
Exercised	(1,445,400)	$3.17-$7.70	(32,250)	$3.00	(1,477,650)
Expired	(522,900)	$5.86	-	-	(522,900)
Cancelled	(15,000)	$3.17	-	-	(15,000)

Outstanding, December 31, 2002	1,165,360	$3.89	637,110	$3.26	1,802,470
Year ended December 31, 2003
Granted	2,214,847	$3.51-$9.26	3,818,329	$9.26	6,033,176
Exercised	(1,385,502)	$3.51-$9.26	(100,943)	$5.00-$9.26	(1,486,445)
Cancelled	(15,000)	$7.79	-	-	(15,000)

Outstanding, December 31, 2003	1,979,705	$6.69	4,354,496	$8.56	6,334,201

The Company has reserved 1,482,031 common shares available for the future grant of stock options.

The following table summarizes information concerning stock options outstanding as at December 31, 2003:

		Options Outstanding			Options Exercisable
			Weighted
		Number	Average		Number
		Outstanding	Remaining	Weighted	Exercisable	Weighted
	Year	as at	Contractual	Average	as at	Average
Range of	of	December	Life	Exercise	December	Exercise
Exercise Prices	Expiry	31, 2003	(months)	Price	31, 2003	Price

$3.51-$7.13	2004	118,498	6	$5.96	118,498	$5.96
$9.26	2005	159,616	14	9.26	159,616	9.26
$3.86-$7.52	2006	245,000	56	4.68	245,000	4.68
$7.45-$7.79	2007	592,360	44	7.72	419,360	7.74
$6.86-$9.26	2008	574,231	53	7.35	34,231	7.44
$3.86	2010	290,000	70	3.86	290,000	3.86
		1,979,705	22	$6.69	1,267,245	$6.53

During the year ended December 31, 2003 the Company granted 1,661,000 (2002 – 103,360; 2001 – 790,000) options to purchase the Company’s common shares at exercise prices equal to the quoted market value of the common shares on the dates that the options were granted.  In addition, the Company granted 553,847 options as part of the purchase of Corner Bay as discussed in Note 4.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page13

b)

During the year ended December 31, 2003, the Company:

i)

issued 7,636,659 common shares to acquire a 100% interest in Corner Bay Silver Inc.  The common shares issued were valued at $54,203,000; and

ii)

issued 3,293 common shares at a value of $22,000 for compensation expense.

c)

During the year ended December 31, 2002, the Company:

i)

issued 3,450,000 common shares at $4.80 per share in a public offering, for net proceeds of $15,599,000 after fees;

ii)

issued 231,511 common shares at a value of $1,250,000 and made a cash payment of $762,443 to purchase a 50% interest in and to eliminate a 1.2% NSR royalty on the Manantial Espejo project, in Argentina;

iii)

issued 390,117 common shares at a value of $3,000,000 to purchase the existing 5% net smelter return royalty on the La Colorada silver mine in Mexico;

iv)

issued 636,942 common shares at a value of $4,000,000 for the purchase of the right to mine and sell 600,000 tonnes of silver-bearing ore stockpile from Volcan Minera S.A. de C.V.; and

v)

issued 69,000 common shares at a value of $253,000 for compensation expense.

13.

FINANCIAL INSTRUMENTS

Fair value

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, an operating line of credit, accounts payable and accrued liabilities, a capital lease and advances for metal shipments.  The carrying value of these instruments approximates their fair value due to their immediate or short-term maturity.  Short-term investments have been written down to market value resulting in a loss of $80,000.

Financial instruments also include two bank loans with a remaining maturity of 25 months and 65 months and an interest rate of 6-month LIBOR plus 3% and 3.5%, respectively.  Management considers that no events have occurred subsequent to the arrangement of these loans that would indicate that fair value differs substantially from carrying value.

Concentration of Credit Risk

In 2003, the Company’s six customers (2002 and 2001 – five customers) accounted for 100% of concentrate and dore sales revenue.  The loss of any of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations and financial condition.

Derivatives

The Company sells metal under long-term contracts.  Generally, the price received for such sales is the average metal price for a month that is one month before shipment or two months after the month in which the metal arrives at its destination.  In order to establish the price received for portions of its production, the Company occasionally sells metal forward at a fixed price.

During 2003, the Company settled on 14,850 tonnes of zinc sold at an average price of $842 per tonne and 3,500 tonnes of copper sold at an average price of $1,748 per tonne.  The Company realized a net loss of $92,000 from settlement of these forward sales.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page14

As at December 31, 2003 the Company had sold forward 8,300 tonnes of zinc at an average price of $848 per tonne and 2,075 tonnes of lead at an average price of $622 per tonne.  These forward sales represent approximately 34% and 13% of anticipated 2004 production and will be realized between January 2004 and December 2004.  At December 31, 2003 these contracts had an imbedded unrealized loss of $1,515,000.

14.

CASH FLOW INFORMATION

a)

CHANGES IN OPERATING CASH FLOWS USING THE INDIRECT METHOD

The consolidated statements of cash flows reports the flow of cash provided by or consumed by the Company’s operating, financing and investing activities.  The following presents a reconciliation between cash provided by or consumed by operating activities and net loss for the year.

		2003	2002		2001
	Net loss for the year	$(6,794)	$(33,977)		$ (8,077)
	Items not involving cash:
	Depreciation and amortization	3,325	4,872		4,312
	Write-down of mineral properties (Note 6)	-	27,218		-
	Stock-based compensation	2,893	319		253
	Gain on sale of marketable securities	(318)		-	-
	Interest accretion	595		-	-
	Gain on sale of land	-		-	(3,500)
	Operating cost provisions	1,191	(366)		559
	Reclamation	303	860		620
		1,195	(1,074)		(5,833)
	Changes in non-cash operating working capital
	Accounts receivable	(2,479)	2,041		(2,601)
	Inventories	(1,975)	(1,590)		(242)
	Prepaid expenses	1,908	1,038		(3,359)
	Accounts payable and accrued liabilities	(4,191)	1,352		5,665
	Advance payment for metals shipments	2,378	(1,913)		4,071
	Current portion of deferred revenue	290	(513)		-
	Current portion on non-current liabilities	(952)	(83)		(213)

		(5,021)	332		3,747

	Cash used by operations	$(3,826)	$ (742)		$ (2,086)

b)	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
			2003	2002	2001
	Shares issued for purchase of direct smelting ore stockpile (Note 5)		$ -	$ 4,000	$ -
	Shares issued for purchase of royalty (Note 12b (iii))		-	3,000	-
	Shares issued for acquisition of subsidiary (Note 4)	54,203		-	-
	Shares issued for resource property (Notes 7 and 12b (ii))		-	1,250	-
	Exchange of marketable securities for ore stockpiles (Note 5)		-	500	-
	Shares received in exchange for Tres Cruces option agreement (Note 7)		-	1	-
	Share purchase warrants issued on acquisition of subsidiary (Note 4)		8,889	-	-
	Stock options granted on acquisition of subsidiary (Note 4)		1,136	-	-
	Warrants granted pursuant to equity financing		-	-	27
	Equity interest in subsidiary acquired through sale of land		-	-	2,800
	Shares acquired through sale of land		-	-	500

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page15

15.

SEGMENTED INFORMATION

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resource and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Mining &			2003
	Development	Corporate	Exploration	Total
Revenue from external customers	$45,122	$-	$-	$45,122
Interest income	10	388	5	403
Interest expense	(562)	(595)	-	(1,157)
Other income and expenses	(412)	248	576	412
Exploration	(374)	(106)	(2,063)	(2,543)
Depreciation and amortization	(3,306)	(19)	-	(3,325)
Net income (loss)	466	(5,777)	(1,483)	(6,794)
Capital asset expenditures	17,719	42	1,135	18,896
Segment assets	$104,756	$88,472	$86,655	$279,883

	Mining &			2002
	Development	Corporate	Exploration	Total

Revenue from external customers	$44,132	$961	$-	$45,093
Write-down of mineral properties	(27,218)	-	-	(27,218)
Interest income	25	240	4	269
Interest expense	(988)	-	-	(988)
Other income and expenses	789	24	170	983
Exploration	(163)	-	(1,043)	(1,206)
Depreciation and amortization	(4,852)	(20)	-	(4,872)
Net income (loss)	(30,331)	(2,888)	(758)	(33,977)
Capital asset expenditures	9,759	21	1,158	10,938
Segment assets	$86,640	$11,757	$4,548	$102,945

	Mining &			2001
	Development	Corporate	Exploration	Total
Revenue from external customers	$37,256	$40	$-	$37,296
Gain on sale of land	3,500	-	-	3,500
Interest income	104	126	6	236
Interest expense	(783)	-	-	(783)
Other income and expenses	204	23	-	227
Exploration	(15)	-	(877)	(892)
Depreciation and amortization	(4,257)	(47)	(8)	(4,312)
Net income (loss)	(5,952)	(1,796)	(329)	(8,077)
Capital asset expenditures	6,704	3	-	6,707
Segment assets	$86,424	$3,784	$1,309	$91,517

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page16

	Revenue				Net Capital Assets
	2003	2002	2001		2003	2002

Peru	$45,122	$42,588	$35,108		$36,436	$31,907
Canada	-	961	40		62	20
Mexico	-	1,545	2,148		127,734	36,471
United States	-	-	-		1,194	1,194
Argentina	-	-	-		2,012	2,012
Bolivia	-	-	-		9	15
	$45,122	$45,093	$37,296		$167,447	$71,619

Other income consists of:

				2003	2002	2001
Sale of royalty (Note 7)				$-	$300	$-
Revenue from third party				564	170	-
Power credits (Note 8)				36	326	505
Gain on sale of marketable securities				318	-	-
Other revenue and expenses				(506)	187	(278)
				$412	$983	$227

16. SEVERANCE INDEMNITIES AND COMMITMENTS

Severance indemnities and commitments consist of:
				2003	2002

Severance indemnities				$803	$1,435
Employee benefits liability				562	578
Other provisions and non-current liabilities				1,181	347
				2,546	2,360
Less: current portion (Notes 8 and 9)				(420)	(953)
				$2,126	$1,407

The Company has an obligation to its Peruvian employees for severance indemnities.  At December 31, 2003 the obligation amounted to $293,000 and the current portion of this obligation amounted to $72,000 (2002 - $753,000).

On March 6, 2000 the Company acquired a 71.83% interest in Compania Minera Huaron S.A. and assumed a $1,000,000 severance indemnity relating to former employees of Huaron; such liability will be discharged over an estimated ten-year period.  At December 31, 2003 the unpaid obligation amounted to $510,000 (2002 - $682,000) and a portion of this liability amounting to $170,000 (2002 - $157,000) is reflected in current liabilities.

As at December 31, 2003, the Company had accrued a $910,000 (2002 - $578,000) liability for unpaid 1997 to 2000 hospital taxes.  The amount outstanding accrues interest at 6% per annum and is to be repaid over a ten-year period ending in 2012.  A portion of this liability amounting to $84,000 is reflected in current liabilities.

As at December 31, 2003 the Company has provisions and other non-current liabilities totaling $176,000 (2002 - $347,000) of which $Nil (2002 - $347,000) is current.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page17

17. INCOME TAXES

The recovery of income taxes reported differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

Statutory tax rate

Recovery of income taxes computed at statutory rates Expenses not deductible for tax purposes

Effect of write-down of mineral property not recognized in the period Effect of lower tax rates in foreign jurisdictions Tax benefit not recognized in the period that the loss arose

2003		2002		2001

37.6%		39.6%		43.5%

$ 2,653		$ 13,454		$ 3,403
(1,088)		(126)		-
-		(2,957)		-
(98)		(4,818)		(801)
(1,467)	-	(5,553)	-	(2,602)
$ -	-	$ -	-	$ -

The tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities have been determined and are set out in the following table. Until the Company can predict the timing of the realization of certain potential tax assets they are not reflected in the accounts.

Net Future Income Tax Assets and Liabilities
	2003	2002
Excess of tax value of capital assets over book value	$4,867	$7,460
Canadian resource pools	2,689	2,830
Excess tax value of mineral property over book value	1,614	1,614
Operating loss carry-forwards	23,336	20,174
Total future income tax asset	32,506	32,078
Less: valuation allowance	(17,996)	(23,327)
Net future income tax asset	14,510	8,751
Excess of book value of capital assets over tax value	(33,545)	(8,751)
Net future income tax liability	$(19,035)	$-

At December 31, 2003 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry
Canada	$15,299,000	2005-2010
Peru	$24,609,000	2004-2006
Mexico	$27,340,000	2004-2013
Argentina	$1,869,000	2004-2008
Bolivia	$1,857,000	Indefinite

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page18

1.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

		2003
Consolidated Balance Sheets		Total Assets	Total Liabilities		Shareholders’ Equity
Reported under Canadian GAAP		$279,883		$95,785	$184,098
Deferred exploration (a)		(1,993)		-	(1,993)
Amortization of mineral property (a)		(1,700)		(595)	(1,105)
SFAS 150 adjustments (b)
Reclassify convertible debentures		-		63,201	(63,201)
Deferred debt issue costs		3,273		-	3,273
Interest accretion		-		(595)	595
Interest expense		-		1,887	(1,887)
Amortization of debt issue costs		(454)		-	(454)
Reported under US GAAP		$279,009		$159,683	$119,326

				2002
				Shareholders’
		Total Assets	Total Liabilities		Equity
Reported under Canadian GAAP		$102,945		$47,453	$55,492
Deferred exploration (a)		(1,993)		-	(1,993)
Asset retirement obligation (i)		(7,979)		(7,979)	-
Reported under US GAAP		$92,973		$39,474	$53,499

Consolidated Statements of Shareholders’ Equity
			2003
			Additional
	Common	Convertible	Paid in
	Shares	Debentures	Capital	Deficit	Total

Reported under Canadian GAAP	$225,155	$66,736	$12,753	$(120,546)	$184,098

Amortization of mineral property	-	-	-	(1,105)	(1,105)
Deferred exploration (a)	-	-	-	(1,993)	(1,993)
SFAS 150 Adjustments (b)
Reclassify convertible debentures	-	(63,201)	-	-	(63,201)
Reverse accretion of convertible debentures -		(3,535)	-	3,535	-
Amortization of debt issue costs	-	-	-	(454)	(454)
Reverse interest accretion	-	-	-	595	595
Interest expense	-	-	-	(1,887)	(1,887)
Reverse debt issue costs	-	-	-	3,273	3,273
	$225,155	$-	$12,753	$(118,582)	$119,326

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page19

		-				2002
				Additional
	Common		Convertible	Paid in
	Shares	-	Debentures			Capital	-	Deficit	Total

Reported under Canadian GAAP	$161,108			$-		$1,327		$(106,943)	$55,492
Deferred exploration (a)	-	--		-		-	-	(1,993)	(1,993)
Reported under US GAAP	$161,108	--		$-		$1,327		$(108,936)	$53,499

		-				2001
				Additional
	Common		Convertible	Paid in
	Shares	-	Debentures			Capital	-	Deficit	Total

Reported under Canadian GAAP	$130,723			$-		$1,120		$ (72,966)	$58,877
Deferred exploration (a)	-	-		-		-	--	(1,993)	(1,993)
Reported under US GAAP	$130,723	--		$-		$1,120	--	$ (74,959)	$56,884

		-		2003			2002		2001
Consolidated Statements of Operations

Loss for the year under Canadian GAAP				$ (6,794)			$ (33,977)		$(8,077)
Unrealized loss on short-term investments (c)					80			-	-
Amortization of mineral property (a)				(1,700)				-	-
Deferred exploration (a)					-			-	(24)
SFAS 150 adjustments (b)
Interest expense					(1,887)			-	-
Interest accretion				595				-	-
Amortization of debt issue costs		--		(454)			-	-	-
				(10,160)			(33,977)		(8,101)
Future income tax provision		-		595			-	-	-
Net loss under US GAAP		-		(9,565)		---	$ (33,977)		$(8,101)
Basic loss per share under US GAAP		-	-	-------	($0.19)		-	($0.81)	($0.22)

a)

Mineral Property Expenditures

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  Prior to 2002 the Company had incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures.  Subsequent to 2001 the Company has expensed all exploration costs unless such activities expand the reserve base at one of the Company’s operations.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves.  For US GAAP purposes the Company therefore expensed its pre-2002 exploration expenditures.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page20

Furthermore, under US GAAP, the cost of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which, in the case of mineral rights, is the period to expiry of the rights.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property and would be amortized over the productive life of the asset.  As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired in the Corner Bay transaction on a straight line basis over the life of the mining rights.

b)

Convertible debentures

In May 2003, FASB Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued.  This Statement requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatorily redeemable instruments; forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares.  SFAS 150 is effective for instruments entered into or modified after May 31, 2003.  Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3870.  Application of this section results in the accounting as described in Note 9, with the principle component of the debenture being treated as equity.  In accordance with SFAS 150 the resulting change to the financial statements would be to increase liabilities by $63,201,000 and decrease shareholders’ equity by a corresponding amount.  Debt issue expenses of $3,273,000 would be reclassified from shareholders’ equity to assets and would be amortized over three years at an annual rate of $1,091,000.  Interest expense would be higher by $1,292,000.

c)

Comprehensive income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of adopting SFAS 130 on the Company’s financial statements is a charge of $Nil (2002 - $28,000; 2001 - $38,000) to earnings relating to foreign exchange loss.  Additionally, under SFAS 115, portfolio investments classified as available for sale securities are recorded at market value.  The resulting gain and loss are included in determination of comprehensive income.

	2003	2002	2001
Net loss under US GAAP	(9,565)	(33,977)	(9,470)
Unrealized loss on available for sale securities	(80)	-	-
Foreign exchange adjustment	-	(28)	(38)
Comprehensive net loss under US GAAP	$(9,645)	$(34,005)	$(9,508)

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page21

d)

Derivative instruments and hedging activities

In April 2003, FASB Statement No. 149 (“SFAS 149”) “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” was issued.   SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133 “Implementation Issues” that had been effective prior to June 15, 2003. This Statement amends and clarifies accounting for derivative financial instruments and for hedging activities.  In particular it clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as contemplated in SFAS No. 133 and it clarifies when a derivative contains a financing component.  In addition, this Statement amends the definition of an underlying to make it conform to FASB Interpretation No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and also amends certain other existing accounting pronouncements.  The application of SFAS 149 did not have a material effect on the Company’s results of operations or its financial position.

e)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2003, 2002 and 2001.

f)

Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant.  The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercised at or higher than market value.  Under Canadian GAAP, the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant.  Under US GAAP, the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

g)

Financial statement presentation

For US GAAP purposes, certain items such as other income and expenses and interest income would be excluded from the calculation of “Loss from Operations”.

h)

Controlled entities

The Company owns a 50% interest in two Argentinean corporations (Note 7).  Under US GAAP such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation.  Under Canadian GAAP, it is considered that the rights of the minority do not significantly impair the Company’s right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position.  The Company has determined that the effect of this difference on all periods disclosed is immaterial.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page22

i)

Asset Retirement Obligations

In 2003 the Company adopted Canadian GAAP standards of “Asset Retirement Obligations” which are consistent with SFAS No. 143, “Accounting for Asset Retirement Obligations.”  These Standards address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  These Standards require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying value of the long-lived asset.  For Canadian purposes the Company adopted this standard during 2003 with retroactive restatement to 2002.  Under US GAAP retroactive restatement is not permitted.

j)

Stock Based Compensation

As described in Note 3a the Company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by the Company is permissible under both Canadian and US standards.

k)

Recent accounting pronouncements

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations—Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has adopted SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 did not have a material affect on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and the amendment to SFAS No. 4, SFAS No. 64, “Extinguishment of Debt Made to Satisfy Sinking Fund Requirements”.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The application of SFAS No. 145 did not have a material effect on the Company’s results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal of Activities”.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been occurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2003, the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

Pan American Silver Corp.
Notes to consolidated financial statements
December 31, 2003, 2002 and 2001

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)  Page23

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others, (“FIN 45”).  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2003.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an Interpretation of ARB No. 51.  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after March 15, 2004; however, earlier adoption is permitted.  Adoption of this standard is not expected to have a material effect on the Company's results of operations, financial condition or disclosures.

2.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

a)

sold forward 10,960 tonnes of zinc at an average price of $1,042 per tonne and 7,215 tonnes of lead at an average price of $730 per tonnes.  These forward sales contracts will settle between January 2004 and June 2005;

b)

signed a binding agreement with a number of individuals, subject to regulatory approval and other conditions, to purchase a 80.72% equity interest in Compania Minera Argentum S.A. (“Argentum”) and a 100% equity interest in an affiliated Peruvian company for approximately $37 million.  Argentum received the Anticona and Manuelita mining units and related infrastructure and processing assets, (“Morococha”) from Sociedad Minera Corona S.A.. Morococha is located in central Peru 150 km northeast of Lima.  This proposed purchase is expected to close in the second quarter of 2004; and

c)

issued 188,001 common shares for proceeds of $1,408,000 on exercise of employee stock options.

Management Discussion & Analysis dated February 24, 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

February 24, 2004

Introduction

Management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein.  Pan American’s reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles that would affect the Company’s reported financial results are set out in Note 18.

This MD&A is comprised of the following sections: The “Overview of 2003” provides an analysis of Pan American’s financial results and operating performance, after discussing the critical accounting policies and significant events and transactions that had a material bearing on the results and performance in 2003. A detailed analysis of each mine’s operating performance in 2003 and our forecasts for 2004 are provided. Also provided under this section is a reconciliation of our consolidated cash cost per ounce of silver produced. The “Liquidity and Capital Resources” section describes our current financial condition and discusses our expected capital and liquidity requirements for 2004 and beyond. The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks. Finally, in the “Outlook” section we provide Pan American’s expectations regarding the Company’s exploration and development projects and the metal markets.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in this MD&A and other risk factors listed from time-to-time in the Company's Annual Information Form or Form 40-F.

Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com.

Overview of 2003

In order to better understand Pan American’s financial results and operating performance in 2003, it is important to gain an appreciation for the critical accounting policies that have been adopted by Pan American and the significant events and transactions that occurred during the year.

Critical accounting policies

Pan American has chosen to early adopt CICA Handbook Section 3870 – Stock-Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the 2003 financial year, with a corresponding credit to Additional Paid in Capital under the Shareholders’ Equity section of the balance sheet. The fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends were paid, a weighted average volatility of the Company’s share price of 58%, weighted average annual risk free rate of 4.03% and an expected life of 3.5 years.  The resulting weighted average option valuation is $2.74 per share for a total expense related to stock options in 2003 of $2.9 million (2002 - $0.3 million).

The Company has also chosen to early adopt CICA Handbook Section 3110, which is the equivalent of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets.  Accordingly, the Company’s provision for reclamation of $13 million was removed from the accounts with a credit to earnings.  The expected fair value of future site restoration costs for the La Colorada, Huaron and Quiruvilca mines is estimated using a discount rate of 5% at $21.2 million, which has been recorded as part of the carrying value of the mines and as a corresponding liability.  We estimate the amount of this future liability that has been incurred up until December 31, 2003 was $13 million, which we have charged to income with a corresponding write down of the carrying value of the assets. Thus, the net effect on income is $nil in 2003; however the Company’s assets and liabilities as stated on the balance sheet have been increased to reflect the fair value of the anticipated future liability. The Company will review these estimates on an annual basis. In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of about $0.8 million and the annual accretion of the liability for future site restoration costs of about $0.5 million.

The CICA Handbook requires that both Section 3870 and Section 3110 be applied for fiscal year beginning on or after January 1, 2004.

Canadian GAAP requires that certain financial instruments with characteristics of both liabilities and equity be recorded as part debt and part equity. On July 30, 2003 the Company issued 5.25% convertible unsecured senior subordinated debentures (the “Debentures”), which fall into this category of financial instruments and are thus accounted for as explained in Note 11 to the audited consolidated financial statements. A reader might expect the interest cost associated with the Debentures to be reflected in the statement of operations as interest expense.  However, Canadian GAAP requires the interest payment be accounted for in a manner parallel to the initial recognition of the Debentures as part debt, recognizing the accretion of the liability component of the Debentures as a charge to earnings, and part equity with the accretion of the Debenture equity component charged directly to the Deficit.  Similarly, a reader might expect that the Debentures issue costs would be amortized over the minimum life of the Debentures and be reflected as a charge in the statement of operations.  Since all of the issue costs were charged to Shareholders’ Equity when the Debentures were issued, no amortization of those costs is recorded.

During the third quarter of 2002, the Company commenced an expansion program at the La Colorada mine in Mexico. From that point through to December 31, 2003, operating results at La Colorada were capitalized as “Mineral Property, Plant and Equipment”. In 2003, the Company spent $12.3 million on the project expansion, including $0.9 million in deferred pre-operating costs. From January 1, 2004, La Colorada is in commercial production for accounting purposes and accordingly, all revenues generated and related operating expenses will be accounted for in the Statement of Operations. In addition, the mine’s book value will be amortized to earnings on a unit of production basis.

Significant Events and Transactions

Corner Bay Silver Inc. Acquisition

The acquisition of Corner Bay Silver Inc. (“Corner Bay”) was completed on February 20, 2003.  Corner Bay was a silver exploration company with one significant mineral property (the Alamo Dorado property).  The consideration paid to acquire 100 % of Corner Bay was 7,636,659 common shares of the Company, 3,818,329 warrants to purchase common shares of the Company (the “Pan American warrants”) and 553,847 options to purchase common shares of the Company.  The common shares of the Company were valued at $54.2 million, the Pan American warrants were valued at $8.9 million and the options granted had value of $1.1 million resulting in a purchase price of $64.2 million (exclusive of acquisition costs of $0.7 million).

The Alamo Dorado property is located in the State of Sonora, Mexico near the border of Sinaloa, Mexico.  It consists of two concessions covering an area of 5,369 hectares (13,266 acres) that, under Mexican law, are renewable for a fifty-year term.  In 2002, prior to the Company’s acquisition of Corner Bay, AMEC E&C Services, Inc., an independent engineering consulting firm prepared a feasibility study, which the Company believes confirmed that the development of a mine at the Alamo Dorado property would provide an acceptable rate of return. However, Pan American believes that it is prudent to determine the optimum mining and processing method for the Alamo Dorado ore body by conducting additional geological, engineering and metallurgical studies through the first half of 2004.  During 2003, $1.3 million was spent at Alamo Dorado in connection with those studies, property and related payments, permitting, environmental work and exploration.  For the first half of calendar 2004 the Company has budgeted $1.4 million for completion, culminating in a new feasibility study.  All direct spending related to Alamo Dorado is capitalized.  At December 31, 2003 the carrying value of Alamo Dorado consists of:

The purchase price for 100 % of Corner Bay

$64.2 million

Less: Working capital acquired

            ($2.4 million)

Less: Equipment acquired

($2.5 million)

Provision for future income taxes

$19.0 million

Costs of acquiring Corner Bay

            $  0.7 million

Direct costs incurred in 2003

$  1.3 million

----------------

Total carrying value

$80.1 million

=========

The provision for future income taxes incorporated in the carrying value above arises due to the expected difference between future years’ income subject to tax and income for accounting purposes.  The expected difference is due to the fact that the carrying value of Alamo Dorado for income tax purposes is lower than the amount paid for Corner Bay. As a consequence, future years’ income subject to income tax will be greater than income for accounting purposes which would, in the absence of other possible tax benefits, result in greater tax payments than accounting tax provisions.

Convertible Debentures

On July 30, 2003 the Company issued $75 million of 5.25% Debentures due July 31, 2009 to a syndicate of Underwriters. As part of the underwriting agreement the Company granted the Underwriters an option exercisable for up to 30 days after July 30, 2003 to purchase up to an additional $11.25 million principal amount of Debentures on the same terms and conditions. On August 8, 2003 this option was exercised and the Company issued an additional $11.25 million of Debentures.  After commissions and expenses the net proceeds received from issuing the Debentures was $83.0 million.

Interest on the debentures is payable semi-annually beginning on January 31, 2004.  The Company has the option to fund interest payments from the proceeds of the sale of Common Shares issued by the Company to a trustee for the purpose of making such sales on the open market.

The Company also has the option to elect to satisfy its obligation to repay the principal amount of the outstanding Debentures by issuing, to the holders of the Debentures, Common Shares of the Company in an amount equal to the principal amount of the outstanding Debentures divided by 95% of the weighted average trading price of the Common Shares for the 20 consecutive trading days ending 5 days before the date fixed for repayment.

La Colorada expansion

Pan American substantially completed a major expansion at its La Colorada silver mine in Mexico in the second half of 2003. The total cost of the expansion, which commenced in 2002, was approximately $19 million.

The expansion included the construction of a 600 tonne per day oxide mill, which will add to the mine’s production from the existing 200 tonne per day sulphide mill .The feasibility study for the expanded La Colorada mine predicted production of 2.3 million ounces of silver in 2003 increasing, in subsequent years, to about 4 million ounces per year.  Production at La Colorada, however, has not reached design capacity as quickly as anticipated in the study for the expansion. Actual silver production in 2003 was approximately 1 million ounces and silver production for 2004 is expected to be approximately 3 million ounces.  Production at La Colorada is expected to reach design capacity during the third quarter of 2004, following additional capital expenditures of approximately $1.5 million to be incurred during 2004.

To finance part of the expansion, the Company’s wholly-owned subsidiary Plata Panamericana S.A. de C.V. (“Plata”) drew down $9,500,000 of the La Colorada project loan facility with International Finance Corporation (“IFC”).  Pan American has provided a guarantee of Plata’s obligations under the project loan facility, which is secured by a pledge of the Company’s ownership in Plata until the passing of predetermined technical and financial completion tests (“financial completion”), after which the guarantee is released. The IFC loan bears interest at six-month LIBOR plus 3.50% until financial completion and six-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000 commencing November 15, 2004 until November 15, 2008, with a final repayment of $500,000 due on May 15, 2009.  Financial completion was expected to be achieved before the first scheduled loan repayment.  Management now believes that financial completion will not occur until after November 2004, but before the second scheduled loan payment.  Most of the assets of Plata are pledged as security for the loan.

In addition to the interest payments on the outstanding balance of the IFC loan, Pan American will be required to make additional payments to IFC by May 15th of each year if the average price of silver for the preceding calendar year exceeded $4.75 per ounce.  Such payment would be equal to 20% of the positive difference between the average price per ounce of silver for a year and $4.75 multiplied by the number of ounces of silver produced by the La Colorada mine divided by $9,500,000 and multiplied by the greater of the loan balance at the end of the year or the originally scheduled loan balance at the end of a year.

Huaron Expansion

In July 2003, Pan American initiated technical and economic evaluations of a possible expansion of the Huaron mine in Peru, which would increase the mine’s production.  The first phase of the engineering portion of this study was completed in January 2004 and the other components of the study are expected to be completed later in 2004.  As part of the feasibility study, a $1 million drill program was initiated to upgrade the mine’s resources and to increase the proven and probable reserve base. Expenditures related to the expansion were capitalized as “Mineral Property, Plant and Equipment”. In 2003, the Company spent $0.6 million on the project expansion.

In October 2003, Pan American bought back the existing 3% net smelter royalty on the Huaron mine from a group of Peruvian companies for a total of $2.5 million in cash. At current production levels and a silver price of $5 per ounce, the buyout of the royalty will reduce the mine’s cash costs by approximately $850,000 per year, starting in 2006. The cost of buying back the royalty was added to the carrying value of the mine and will be depreciated on a unit of production basis.

Financial Results

The table below sets out the quarterly results, expressed in thousands of US dollars, for the past 12 quarters, together with select balance sheet information for the prior three years.

[Intentionally left blank]

The net loss for 2003 was $6.8 million, compared to the net loss for 2002 of $34.0 million, which included the write down at Quiruvilca of $27.2 million.  Included in the net loss for 2003 was $2.9 million related to recognition of Stock option compensation expenses, of which $2.1 related to stock options granted in 2003.  The operating results improved greatly in 2003 as compared to 2002 as a result of the improving price environment for the metals that the Company produces and continued cost reductions, particularly at the Quiruvilca mine. In addition, the Company’s Pyrite Stockpiles, acquired in November 2002, generated approximately $1.7 million in operating profit in 2003.

In 2003, revenue was almost identical to that in 2002. Lower production of zinc and lead in 2003 due to the closure of the high-cost North Zone at the Quiruvilca mine was offset by higher realized metal prices in 2003. Relative to 2002, higher base metal prices had a positive impact on revenue of about $3.0 million while the decrease in production had a negative impact of $5.6 million. Included in these numbers is the effect of the Company’s base metals hedge program, which provided a realized gain of $1.0 million in 2002 and a small loss of $0.1 million in 2003. The net decrease in base metal revenue was countered by higher silver prices. Silver production was 8.64 million ounces, up from 7.8 million in 2002, however revenues associated with 1.0 million ounces produced at La Colorada were deferred as the mine was in pre-production for accounting purposes. Another factor impacting 2003 revenues was the net increase of $1.3 million concentrate inventories at the end of 2003, compared to a year earlier, as a result of the timing of shipments.  These concentrate inventories were shipped and sold in early 2004, when they were recognized in revenue.

Timing of concentrate shipments also reduced revenues in Q1 of 2003 compared to Q1 in 2002 and the other quarters in 2003. Shipping delays resulting in uneven quarterly revenues are likely to continue as the purchasers of Pan American’s Peruvian-produced concentrates accumulate product into larger volumes in an attempt to lower unit shipping costs, which increased sharply during 2003.  Other variations in quarterly revenue occurred in Q2 of 2002, when the Huaron mine starting commercial production and the small-scale La Colorada mine that started shortly thereafter.

General and administrative costs were $ 1.0 million higher than last year due to the costs associated with recruitment of several new senior staff, increases in insurance premiums and the strengthening of the Canadian dollar against the US dollar. Depreciation and amortization expense was $1.5 million less in 2003 than 2002 due to the write off in 2002 of the carrying value of Quiruvilca, and all of La Colorada’s 2003 expenses being capitalized. Exploration expense increased by $1.3 million because of increased pre-feasibility activities at the Company’s Manantial Espejo project and the due diligence expense related to the Company’s proposed acquisition of the Morococha silver mine, announced on February 9, 2004.

Total interest expense during 2003 amounted to $1.2 million, of which $0.6 million was attributable to the accretion charge from the Company’s Debentures.  Interest incurred on the Huaron start-up loan and concentrate advances made up the balance of $0.6 million. During 2002 interest expense of $1.0 million consisted of $0.4 million on the Huaron start-up loan and charges related to concentrate and supplier advances of $0.6 million.

In 2002, the net loss of $34.0 million compared to a net loss of $8.1 million in 2001.   A $3.5 million gain on the sale of land occurred in 2001 while a loss on write down of Quiruvilca of $27.2 million was recognized in 2002. After excluding these unusual items the loss in 2002 of $6.7 million compared to a loss of $11.6 million in 2001.  The operating results for 2002 improved relative to 2001 due to better operating results at the Huaron mine and marginally better silver prices.  Revenue in 2002 was $7.8 million more than in 2001, principally because 2002 was the first full year of production from the Huaron mine after its start up in Q2 of 2001.   General and administrative costs in 2002 were lower than 2001 due to the effect of staff reductions and ongoing cost savings in response to record low silver and zinc prices.

Operating Performance

The following table sets out select historic and 2004 forecast consolidated operating information. For purposes of budgeting for 2004 and the forecast numbers contained in this MD&A, the Company has used the following price assumptions: silver: $5.00 per oz, zinc: $900 per tonne ($0.41 per lb), lead: $600 per tonne ($0.27 per lb), copper: $1,900 per tonne ($0.86 per lb). The numbers below are based on the assumptions that the Company will take ownership of the Morococha mine on June 30, 2004 and that mining activities at Quiruvilca will terminate in the third quarter of 2004.

	2004 Forecast	2003	2002	2001
Production
Silver ounces	10,703,801	8,641,914	7,765,154	6,940,171
Zinc tonnes	35,860	31,797	39,081	30,894
Lead tonnes	18,759	18,990	20,790	17,187
Copper tones	3,248	3,143	2,847	2,163
Costs
Cash cost per ounce	$3.34	$4.09	$4.03	$4.35
Non-cash cost per ounce	$1.00	$0.53	$0.76	$0.68
Total cost per ounce	$4.34	$4.62	$4.79	$5.03

The silver production figures for 2003 above include 992,142 ounces of silver (2002 – 252,262 ounces) produced at La Colorada while the mine was in pre-production for accounting purposes.

No decision has yet been made with respect to a possible closure of the Quiruvilca Mine, which had previously been contemplated for the later part of 2004. If management pursues a longer-term operating plan for Quiruvilca, additional silver production in 2003 of approximately 1,250,000 ounces will be produced. The proposed acquisition of Morococha is structured such that Pan American will  receive the after tax net cash flow generated by the mine from November 2003 until the closing.. Therefore, Pan American will benefit directly from Morococha silver production for the full 2004 year. Management estimates that 1,400,000 ounces of silver will be produced at Morococha in the first half of 2004, which has not been included in the 2004 estimates above.

An analysis of each mine’s operating performance in 2003 measured against historical performance follows, together with Management’s forecasts for each operation’s performance in 2004.

Huaron mine

	2004 Forecast	2003	2002	2001
Tonnes milled	628,500	605,790	606,300	367,274
Cost per tonne	$42.67	$41.87	$38.71	$39.73
Silver ounces	4,375,408	4,365,061	4,527,971	2,897,946
Zinc tonnes	20,892	18,855	20,896	9,574
Lead tonnes	12,968	14,246	14,006	8,445
Copper tonnes	2,198	1,332	1,740	959
Tonnes Shipped
Zinc concentrate	40,962	34,819	43,988	14,237
Lead concentrate	24,915	27,602	26,219	14,723
Copper concentrate	7,636	5,687	6,249	3,915

For 2003, the mine’s NSR per tonne was close to expectations at $45.77, but its cost per tonne was higher than expected at $41.87 compared to a forecast of $37.96. Tonnage and grade shortfalls related to poor ground conditions resulted in below expected production, which accounted for the higher than planned cost per tonne.

Huaron’s average NSR per tonne for 2004 is expected to be about $51.60 and its budgeted average cost per tonne is $42.67, which should generate approximately $3.1 million in operating cash flow.  The expansion program at Huaron, together with sustaining capital is expected to require about $5.9 million of spending in 2004.

Pyrite Stockpiles

Pan American acquired the right to mine and sell certain stockpiled ore from Volcan Minera S.A. de C.V. in November 2002.  Following is a table showing production from November 2002 to December 31, 2002, 2003 production and the expected 2004 production.

	2004 Forecast	2003	2002
Tonnes sold	57,600	65,255	9,018
Cost per tonne	$8.30	$8.49	$8.50
Silver ounces	706,030	790,803	101,459

For 2003, Pan American expected to sell 45,000 tonnes of this ore containing 535,000 ounces of silver to generate a net cash flow of about $1.4 million, but actual performance exceeded budget and generated cash flow of approximately $2.3 million during the year.

For 2004, Management expects that 57,600 tonnes of ore will generate a net cash flow of approximately $2.0 million.

Quiruvilca mine

2003 saw a significant transformation at Quiruvilca. Production levels at the mine were reduced in August of 2003 from approximately 45,000 tonnes per month to approximately 30,000 tonnes per month with the closure of the high-cost North Zone. At this reduced rate, the mine has been able to decrease its operating costs to the point where it became profitable in the last quarter. In the light of this return to profitability, a long-term operating plan is currently being developed. As such, no decision has yet been made with respect to a possible closure of the Quiruvilca Mine. The projections for 2004 below assume that mining activities will conclude sometime between July and September in 2004.

	2004 Forecast	2003	2002	2001	2000
Tonnes milled	205,262	442,093	508,352	568,451	615,382
Cost per tonne	$36.41	$39.20	$40.01	$43.23	$44.14
Silver ounces	1,159,943	2,493,908	2,509,689	3,259,372	3,611,589
Zinc tonnes	7,230	12,509	17,852	21,009	24,462
Lead tonnes	2687	4,361	6,468	8,358	8,740
Copper tonnes	426	1,811	1,107	1,204	1,215
Tonnes Shipped
Zinc concentrate	12,450	27,481	27,511	39,475	42,039
Lead concentrate	4,479	6,425	9,901	12,975	14,899
Copper concentrate	2,364	7,938	4,706	5,602	5,970

Last year, Management expected that Quiruvilca would realize an average NSR per tonne of $35.88 and that its operating costs would be about $40.66 per tonne milled, generating a loss of approximately $2.5 million.  The average NSR per tonne realized for the year was actually $37.24 due to higher prices and better grade than anticipated in the last quarter. With operating costs at $39.20 per tonne, the mine generated a loss for the year of approximately $1.6 million. However, during the fourth quarter of 2003, Quiruvilca was profitable. For 2004, Management expects Quiruvilca’s average NSR per tonne to be $45.07 and its budgeted average cost per tonne to be $36.41, which should result in an operating profit of approximately $4.5 million.

Pan American has budgeted $2.9 million for concurrent reclamation and closure related costs at Quiruvilca in calendar 2004 (including closing of adits, rehabilitation of tailings ponds and waste dumps and water treatment).  This forecast could change significantly in the event that the Company decides to continue to operate the mine to the end of 2004 and beyond. Pan American’s current expectation for future reclamation expenditures at Quiruvilca after 2004 is approximately $12 million, which has been fully provided for on the Company’s balance sheet.

La Colorada mine

During 2002 the Company started a $20 million expansion of the La Colorada mine.  The expansion was completed in late 2003, and the mine will commence commercial production for accounting purposes on January 1, 2004. As such, all revenue and expense items were capitalized and added to the carrying value, which will be amortized on a unit of production basis. At full production, 600 tonnes per day of mill throughput will consist of oxide ore that will produce silver dore and 200 tonnes per day will be sulphide material that will produce lead-silver and zinc concentrates.

During the 2003 pre-production period, the mine produced 1.0 million ounces of silver. Revenues from silver and concentrate sales were netted against pre-production operating costs with the balance of $0.9 million capitalized to carrying value.

For 2004, Management expects the following production and cost from the mine:

2004 Forecast
Production
Silver ounces	3,067,209
Zinc tonnes	417
Lead tonnes	658
Gold ounces	2,271
Costs
Cash cost per ounce	$3.66
Non-cash cost per ounce	$1.54
Total cost per ounce	$5.20

La Colorada’s average cash cost per ounce in 2004 is expected to be about $3.66 and at forecast silver prices of $5, the mine should generate operating cash flow of $4 million.  Initial development capital and sustaining capital is expected to require about $2.8 million of spending in 2004.

Morococha

The Company announced the proposed acquisition of the Morococha silver mine in central Peru on February 9, 2004, which is subject to regulatory approval and other conditions. The Company has subsequently entered into an agreement to purchase all of the issued and outstanding shares of a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Morococha mine for US$1.5 million in cash.  This acquisition is also subject to regulatory approval and a number of conditions. The Company expects these transactions to conclude in June 2004. Morococha is immediately accretive to production, cash flow and earnings. The following table sets out Management’s expectations for the second half of 2004:

2H 2004 Forecast
Production
Silver ounces	1,395,211
Zinc tonnes	7,320
Lead tonnes	2,446
Copper tonnes	625
Costs
Cash cost per ounce	$2.88
Non-cash cost per ounce	$0.74
Total cost per ounce	$3.62

Morococha’s average cash cost per ounce in 2004 is expected to be about $2.88 and at forecast silver prices of $5, should generate operating cash flow of $3 million.  The Company plans to invest about $4.3 million into development and upgrading the plant and other facilities at the mine in 2004.

Cost per Ounce of Silver Calculations

Pan American reports two performance measures – cash cost per ounce and total production cost per ounce of silver produced.  These non-GAAP measures are widely reported in the silver mining industry as benchmarks for performance measurement but do not have any standardized meaning.  To facilitate a better understanding of these measures as calculated by Pan American, we have provided a detailed reconciliation of these measures to our operating, depreciation and amortization and reclamation expenses as shown in our audited Consolidated Statement of Operations for 2003 and 2002.

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* The calculations for 2002 above correct and replace the previous calculations reported by the Company. The Company had reported cash costs per ounce of silver of $4.16 and total costs per ounce of silver of $4.94 for 2002.

Liquidity and Capital Resources

At December 31, 2003, cash and cash equivalents plus short-term investments were $89.1 million, a $78.9 million increase from December 31, 2002.  This increase was due to cash generated from financing activities of $99.1 million, partially used by investments in mineral property, plant and equipment of $17.4 million and operating activities of $4.0 million.  Financing activities included the issuance of the Debentures for net proceeds of $83.0 million, shares issued for cash of $8.3 million and a net draw down of bank loans of $7.7 million.  Investing activities consisted of expenditures at La Colorada of $11.4 million, $4.2 million at Huaron and $1.3 million at Alamo Dorado. Cash used by operations of $3.8 million included $5.0 million consumed by changes in the Company’s operating working capital items, most notably a reduction of accounts payable of $4.2 million.

Working capital at December 31, 2003 was $81.9 million, an improvement of $79.5 million from the prior year-end.  The improvement is due largely to the $78.9 million increase in cash and cash equivalents plus short-term investments, a reduction in accounts payable of $4.2 million and increased concentrate inventories of $1.3 million.

Capital resources at December 31, 2003 amounted to shareholders’ equity of $184.1 million, long-term bank loans and capital leases of $10.8 million and deferred revenue of $0.9 million.  At the date of this MD&A, the Company had issued 53,223,852 shares.

Cash at December 31, 2002 amounted to $10.2 million, which was an increase of $6.9 million from December 31, 2001.  This increase, together with operating activities of $0.7 million, investing activities of $10.9 million and loan repayments of $3.3 million were financed by the issuance of shares for net cash receipts of $21.9 million.  La Colorada’s construction activities required expenditures of $8.3 million, while $0.6 million was spent at Quiruvilca and $0.7 million at Huaron.

Working capital was $2.4 million at December 31, 2002, compared to a working capital deficiency at December 31, 2001 of $0.1 million.  The $2.5 million increase was due to the  $6.9 million increase in cash partially offset by the reclassification of $3.0 million of prepaid taxes to long-term assets,  $1.8 million write down of Quiruvilca’s spare parts and supplies and net changes in other non-cash working capital items.

Planned capital expenditures in 2004 amount to approximately $55.6 million, including the acquisition of the Morococha mine for $36.5 million. In addition to the acquisition cost, the Company plans to spend a further $4.3 million on development and upgrades to infrastructure at the mine. The expansion program at Huaron, together with sustaining capital amounts to $5.9 million. Capital requirements at La Colorada are anticipated to be approximately $2.8 million. Ongoing feasibility work at Alamo Dorado is forecasted at approximately $4.6 million. In addition to these capital expenditures, the Company anticipates debt repayments of $3.9 million and reducing reclamation liabilities through concurrent reclamation spending at Quiruvilca of $2.9 million.

The Company does not expect the impact of inflation to have a material bearing on the Company’s financial position, operational performance or cash flows for the foreseeable future.

Based on the Company’s financial position at December 31, 2003 and the operating cash flows that are expected in 2004, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and discharge liabilities as they come due. The following table sets out the Company’s contractual obligations together with the timing of payments of these obligations.

The Company expects annual interest payments related to these contractual obligations of between $5.0 million and $4.5 million over the next 5 years. Under the terms of the Debenture, the Company has the option to fund annual interest payments of $4.5 million from the proceeds of the sale of Common Shares.

Risks and Uncertainties

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The Company’s revenues are extremely dependent on metal prices that fluctuate widely and are beyond the Company’s control. The following table sets out the daily high, low and average London Metal Exchange Cash Settlement prices for base metals and the London Bullion Dealers price for silver and the annualized historic volatility of those metal prices for the periods indicated.

Since the Company’s revenue is derived approximately 51% from silver and 31% from zinc, changes in these two metal prices have the greatest impact on the Company’s earnings potential. The following table illustrates the affect of changes in silver and zinc prices on anticipated net revenue for 2004, taking into account the Company’s forward sales commitments for zinc:

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our current policy is to not hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts, all of which are designated hedges for accounting purposes.  At December 31, 2003, the Company had sold forward 8,300 tonnes of zinc at a weighted average price of $848 per tonne ($0.384 per pound) and 2,075 tonnes of lead at a weighted average price of $622 per tonne ($0.282 per pound). The Company has subsequently sold forward an additional 10,960 tonnes of zinc at a weighted average price of $1,042 per tonne ($0.473 per pound) and 8,685 tonnes of lead at a weighted average price of $730 per tones ($0.331 per pound). The forward sales commitments for zinc represent approximately 64 per cent of the Company’s forecast 2004 zinc production and 10% of the Company’s forecast 2005 zinc production.    The lead forward sales commitments represent approximately 60 per cent of the expected 2004 lead production.  At 31 December 2003, the cash offered prices for zinc and lead were $995 and $728 per tonne, respectively. The mark to market value at 31 December, 2003 was a negative $1.5 million and at the date of this MD&A was a negative $2.8.million.

The Company maintains trading facilities with several banks for the purposes of transacting the Company’s hedging activities. Some of these facilities are subject to margin arrangements, which require the Company to place collateral with the banks to the extent that the negative valuation of the Company’s hedge positions exceeds a prescribed threshold. Such arrangements may place additional liquidity risk on the Company. At the date of this MD&A, none of the Company’s trading lines had reached the prescribed margin thresholds and the Company does not foresee any difficulty in meeting such requirements, should they arise.

The Company has long term contracts to sell the zinc, lead copper concentrates produced by the Quiruvilca and Huaron mines. These contracts include pricing the contained metals, including silver, based on average spot prices over defined 30-day periods. Silver dore production from La Colorada is refined under a long term agreement with fixed refining terms.  The refined silver is sold in the spot market to various bullion trading banks. The Company has never had any delivery or payment disputes with its customers and management believes that there are no appreciable delivery or credit risks resulting from its sales contracts.

Political and Country Risk

Pan American conducts operations in Peru, Mexico, Argentina and Bolivia, which are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

Environmental Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

Failure to comply with applicable environmental health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American’s business, results of operations or financial condition.

Specifically related to environmental risks, in mid-October 2003 a new mine closure law was enacted in Peru.  No enabling regulations have been published, and therefore, determining how this law will affect the Company’s Peruvian operations is difficult; however, the law provides that within six months, each operating mine in Peru must complete and submit for certification a mine closure plan setting out the technical, economical, financial and social aspects of its closure plan.  Furthermore, the law provides that each operating mine must provide a guarantee for payment of the eventual closure and post-closure phases of its operation.  The form of guarantee has not been specified, but it seems that a guarantee may take the form of cash, a third-party guarantee or a company guarantee.  Until the enabling regulations are passed and the closure certification process is complete the possible effects of this law on the Company’s financial condition and results of operation are unknown.

Employee relations

Pan American’s business depends on good relations with its employees. Certain of the Company’s employees and the employees of Peruvian mining contractors indirectly employed by the Company are represented by unions. At December 31, 2003, there were 270 employees represented by the Sindicato de Trebajadores de Pan American Silver S.A.C. – Mina Quiruvilca (the “Quiruvilca Union”) and 71 employees represented by the Sindicato de Trebajadores de Shorey y Anexos (the “Shorey Union”).  There are also 17 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003.  The Company has experienced labour strikes and work stoppages in the past.  The labour agreements with the Quiruvilca Union and the Shorey Union expired on January 1, 2004, and ordinary course negotiations to renew the contracts will be ongoing in 2004.  There can be no assurance that these contracts will be renewed on terms favourable to the Company, if at all, and the Company may experience future work stoppages.

Outlook

Operations

Consolidated production in 2004 is forecast at 10.6 million ounces of silver, a 23% increase as compared to 2003. Depending on the closing date of the proposed purchase of the Morococha mine and a decision on the future at Quiruvilca, the Company could directly benefit from 13.0 million ounces of silver in 2004, 50% above 2003’s production. Consolidated cash costs per ounce of silver produced, net of by-product credits are forecast to decline 18% to $3.34.  The potential acquisition of the lower-cost Morococha mine and cost reductions at Huaron, coupled with higher by-product credits should contribute to this significant decline, as compared to 2003.

Project Development

Work has progressed steadily on the feasibility study for the Alamo Dorado silver project. Permitting is underway and metallurgical testing is substantially complete. Preliminary indications suggest that a conventional mill circuit will yield a superior return on the project. Some additional testwork and drilling may be required to complete the feasibility, due in mid-2004.

Feasibility work is also progressing on the 50% owned Manantial Espejo silver-gold project in Argentina where geotechnical and environmental testing are underway to facilitate permitting. The Company plans to spend $1.6 million in 2004 (its 50% share) on the feasibility study and needed activities.  In addition to the work already in progress, the Company plans to carry out additional metallurgical testing and optimization program, power utilization and sourcing studies, site layout analysis culminating in a detailed construction cost estimate and schedule.

In Bolivia, Pan American entered into an agreement with EMUSA, a Bolivian mining company that had been toll mining ore from the San Vicente project, giving EMUSA the right to earn a 49% interest in the project by financing the next $2.5 million in project expenses, including a feasibility study. Current drilling to convert resources into reserves is generating positive results, which will be incorporated into the feasibility.

Prices for the metals that the Company produces began to recover in 2003, after several years of prolonged weakness.  Factors contributing to the recovery in metal prices during 2003 include stronger demand resulting from the improving economic sentiment in the Western World countries, strong industrial growth in China, and supply concerns due to under-investment in new production capacity.  The Company anticipates that the economic recovery will continue during 2004 and that fundamentals for metal prices are very positive.

During 2003, the Company established a strong pipeline of development properties, with feasibility work underway at Alamo, Manantial and San Vicente. In addition to these properties, management sees significant exploration potential at our existing Peruvian operations and the recently acquired Morococha mines. In 2003, the Company improved it financial position through financing activities, which to a large extent has provided the funds required to achieve our growth plans. Significant additions were made to the senior management team at Pan American and we feel confident in our ability to execute our plans.